Filed by Lan Airlines S.A. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject of the offer: TAM S.A. (Commission File No.: 333-131938)

Dear Shareholder,

An Extraordinary General Meeting of Shareholders of LAN Airlines S.A. (“LAN”) has been called for December 21, 2011 to seek approval of LAN shareholders for resolutions associated with the proposed combination of LAN and Brazilian airline TAM S.A. (“TAM”).

On January 18, 2011, LAN, TAM and their respective controlling shareholders entered into an exchange offer agreement and implementation agreement (the “transaction agreements”) to combine LAN and TAM using the following three steps:

•
Holdco II S.A., a newly formed Chilean company indirectly owned by the controlling shareholders of TAM and LAN (“Holdco II”), will make an exchange offer to acquire all of the issued and outstanding shares of TAM (including those represented by American Depositary Shares) (collectively “TAM shares”), other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of common shares of Holdco II (the “exchange offer”);

•
Immediately before Holdco II accepts the TAM shares tendered into the exchange offer, the controlling shareholders of TAM will contribute all of their TAM common shares to Holdco I S.A., a newly formed Chilean company (“Holdco I”), and all of their TAM preferred shares to Sister Holdco S.A., a newly formed Chilean company (“Sister Holdco”), and will receive at least 80% of the outstanding voting shares of Holdco I and a number of shares of Sister Holdco equal to the total number of TAM shares they contributed to Holdco I and Sister Holdco; and

•
After Holdco II accepts the TAM shares tendered into the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge into LAN (the “mergers”), LAN will be the surviving company of those mergers, and each share of Holdco II and each share of Sister Holdco will be converted into 0.9 of a share of LAN common stock.

When the proposed combination is completed, LAN will be the holding company for the combined companies and will change its name to “LATAM Airlines Group S.A.” (“LATAM”).

LAN has previously filed a preliminary registration statement on Form F-4 (the “F-4”) with the U.S. Securities and Exchange Commission, which contains additional information about the exchange offer and the mergers.  You may obtain a copy of the F-4 from LAN’s website at www.lan.com or LATAM’s website at www.latamairlines.com.  Please note that the F-4 is preliminary, not complete and subject to change.

The proposed combination is a unique opportunity to position LATAM in the global airline context. It will allow LAN’s shareholders to be part of the leading Latin American airline group with the largest fleet of aircraft of any airline in the region and one that is well-positioned to compete in the increasingly consolidated and competitive global airline industry. The business models and route networks of LAN and TAM are complementary and the proposed combination should create new opportunities for LATAM to offer better services to its customers through the harmonization of flight schedules, improved commercial distribution, the launch of new flights and the expansion of the combined cargo business. We expect to generate substantial cost and revenue synergies as a result of the proposed combination, which we estimate could generate additional annual operating income of up to $400 million by the fourth full year following completion of the proposed combination. Finally, LATAM will be well-positioned to seize future growth opportunities and to continue developing the Latin American aviation industry in line with the growth and development of the Latin American region as a whole.

If the proposed combination is completed, TAM shareholders will receive 0.90 shares of common stock of LAN for each TAM share acquired in the exchange offer and the controlling shareholders of TAM will receive 0.90 shares of common stock of LAN for each TAM share they contribute to Holdco II and Sister Holdco. In order to complete the proposed combination, LAN shareholders must approve the mergers of Sister Holdco and Holdco II into LAN, change of LAN’s name to “LATAM Airlines Group S.A.” and certain other transactions contemplated by the transaction agreements. LAN shareholder approval is subject to the terms and conditions of certain Implementation Agreement and Exchange Offer Agreement, both dated January 18, 2011, and a final decision, on or before April 30, 2012 of LAN’s appeal pending before the Chilean Supreme Court that permits to carry out the proposed business combination between LAN and TAM.

The Board of Directors of LAN unanimously approved the proposed combination and recommends that LAN shareholders vote in favor of the mergers, the name change to LATAM Airlines Group S.A. and the other transactions provided for in the transaction agreements.

Your vote is very important no matter how many shares you hold. Please vote your shares by following the instructions in the materials sent to you.

If you require additional information, please call D.F. King & Co., Inc., who is assisting us, at 1-800-628-8536 (toll free) or 1-212-269-5550 (collect) or access our website at www.lan.com/investor relations. If you are unsure on how to vote, we encourage you to consult your professional financial advisor.

We look forward to your continued support in this exciting new era for LAN.

Sincerely yours,

/s/ Enrique Cueto Plaza

Enrique Cueto Plaza
CEO
LAN Airlines S.A.

Forward-Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and a new entity formed in connection with the combination. This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.